Exhibit 99.1
SUZANO S.A.
Publicly Held Company with authorized Capital
CNPJ/ME No. 16.404.287/0001-55
NIRE No. 29.300.016.331
MINUTES OF THE BOARD OF DIRECTORS
MEETING HELD ON AUGUST 28, 2025
1.Date, Time and Place: On August 28, 2025, at 10am, its Board of Directors (“Board”) met at Suzano S.A. (“Company”) through the Company’s videoconference system.

2.Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo e Walter Schalka. The meeting was also attended by João Alberto de Abreu, Chief Executive Officer, Marcos Moreno Chagas Assumpção, Executive Vice President of Finance and Investor Relations, and Mr. João Vitor Zocca Moreira attended as secretary.

3.Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Chairman and Secretary: the meeting was chaired by Mr. David Feffer and Mr. João Vitor Zocca Moreira acted as secretary.

5.Agenda: Tender Offer Bonds

6.Minutes in Summary Form: The Directors approved the drawing up of these minutes in summary form unanimously and without reservations.

7.Resolutions: The Directors, with a favorable opinion from the Management and Finance Committee, unanimously and without reservations, approved, subject to a new simultaneous issuance of debt securities for placement in the international market in a principal amount of up to US$ 1,000,000,000.00 (one billion United States dollars) by Suzano Netherlands B.V., (i) the proposal by its wholly-owned subsidiary, Suzano Austria GmbH, to (a) carry out a tender offer for the senior notes issued by Suzano Austria GmbH currently outstanding (“Tender Offer Bonds 2026”), which accrue interest at a rate of 5.750% per annum, mature in 2026, and are guaranteed by the Company ('Bonds 2026'), and (b) following the Tender Offer Bonds 2026, repurchase the remaining outstanding Bonds 2026 through the make-whole redemption clause (“Make-whole Bonds 2026”), provided that the Tender Offer Bonds 2026 and Make-whole Bonds 2026 shall be limited to the principal amount of all Bonds 2026 currently outstanding; (ii) the proposal by its wholly-owned subsidiary, Suzano International Finance B.V., to (a) carry out a tender offer for the senior notes issued by Suzano International Finance B.V. (originally issued by Fibria Overseas Finance Ltd), currently

(Continuation of the Minutes of the Board of Directors’ Meeting of Suzano S.A., held on August 28, 2025) Exhibit 99.1 outstanding (“Tender Offer Bonds 2027”), which accrue interest at a rate of 5.500% per annum, mature in 2027, and are guaranteed by the Company (“Bonds 2027”), and (b) following the Tender Offer Bonds 2027, repurchase the remaining outstanding Bonds 2027 through the make-whole redemption clause (“Make-whole Bonds 2027”), provided that the Tender Offer Bonds 2027 and Make-whole Bonds 2027 shall be limited to the principal amount of all Bonds 2027 currently outstanding; and (iii) the Company’s Executive Board to enter into derivative transactions related to the Tender Offer Bonds 2026, Make-whole Bonds 2026, Tender Offer Bonds 2027, and Make-whole Bonds 2027, exclusively for hedging or protection purposes and without allowing for risk leverage. The Company’s Vice Presidency was also authorized to execute the applicable instruments and take all necessary or appropriate measures to implement the resolutions, including, without limitation, the execution of intercompany loan agreements by Suzano Austria GmbH, Suzano International Finance B.V., the Company, and other subsidiaries of the Company, for the purpose of formalizing and carrying out the abovementioned resolutions. Once the approval was concluded, the item was closed, as was the agenda.

8.Closing: There being no further matters to be discussed, the meeting was closed. The Meeting minutes were drawn up, read, and signed in electronic form by all Directors in attendance, and such signatures shall have retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Portal. Signatures: Directors: David Feffer, Daniel Feffer, Nildemar Secches, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. I hereby certify that this is a copy of the minutes drawn up in the proper book.

São Paulo, SP, August 28, 2025.

João Vitor Zocca Moreira
Secretary

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